SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

NAUTICUS ROBOTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63611H 108

(CUSIP Number)

Kenneth J. DiPoto

Material Impact

131 Dartmouth Street, Floor 3

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 63611H 108

1	NAMES OF REPORTING PERSONS Material Impact Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II (as defined in Item 2(a) below), (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants (as defined in Item 3 below), and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures (as defined in Item 3 below). Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares (as defined in Item 3 below) because such shares are not issuable within 60 days of this Statement (as defined in Item 1 below). MIP II (as defined in Item 2(a) below) is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	The percentage is calculated based on information provided by the Issuer to the Reporting Persons (as defined in Item 2(a) below) on September 14, 2022.

CUSIP No. 63611H 108

1	NAMES OF REPORTING PERSONS Material Impact Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II, (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants, and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures. Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares because such shares are not issuable within 60 days of this Statement. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	The percentage is calculated based on information provided by the Issuer to the Reporting Persons on September 14, 2022.

CUSIP No. 63611H 108

1	NAMES OF REPORTING PERSONS Adam Sharkawy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II, (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants, and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures. Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares because such shares are not issuable within 60 days of this Statement. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	The percentage is calculated based on information provided by the Issuer to the Reporting Persons on September 14, 2022.

CUSIP No. 63611H 108

1	NAMES OF REPORTING PERSONS Carmichael Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II, (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants, and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures. Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares because such shares are not issuable within 60 days of this Statement. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	The percentage is calculated based on information provided by the Issuer to the Reporting Persons on September 14, 2022.

CUSIP No. 63611H 108

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Nauticus Robotics, Inc., a Delaware corporation (the “Issuer”), previously known as CleanTech Acquisition Corp., a Delaware corporation. The CUSIP for Cleantech Acquisition Corp was 18453 L 107, and the new CUSIP for Nauticus Robotics Inc is 63911H 108. The address of the principal executive offices of the Issuer is 17146 Feathercraft Lane, Suite 450, Webster, TX 77598. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Material Impact Partners II, LLC (“MIP II”), Material Impact Fund II, L.P. (“MIF II” and together with MIP II, the “Reporting Entities”), Adam Sharkawy and Carmichael Roberts. The Reporting Entities, Dr. Sharkawy and Dr. Roberts collectively are referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The principal business address of each Reporting Person is 131 Dartmouth Street, Floor 3, Boston, MA 02116.

(c) MIF II is a venture capital investment entity. MIP II is the sole general partner of MIF II. The Reporting Persons are the managing members of MIP II, and Dr. Sharkawy is a member of the Issuer’s board of directors.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MIP II is a limited liability company organized under the laws of the State of Delaware. MIF II is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the transactions associated with the Business Combination (as defined and described further below).

On September 9, 2022 (the “Closing Date”), Nauticus Robotics, Inc., a Delaware corporation (formerly known as CleanTech Acquisition Corp.) (prior to the Closing Date, “CLAQ” and after the Closing Date, “Nauticus”), consummated the previously announced business combination (the “Closing”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement” and together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”). Pursuant to the terms of the Merger Agreement, a business combination between CLAQ and Nauticus Robotics Holdings, Inc. was effected through the merger of Merger Sub with and into Nauticus Robotics Holdings, Inc., with Nauticus Robotics Holdings, Inc. surviving the merger as a wholly owned subsidiary of CLAQ (the “Merger”). On September 9, 2022, as contemplated by the Merger Agreement and as described in the definitive proxy statement/prospectus filed by CLAQ with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2022 (as amended or supplemented, the “Proxy Statement/Prospectus”), CLAQ was renamed “Nauticus Robotics, Inc.” and the previous Nauticus Robotics, Inc. was renamed “Nauticus Robotics Holdings Inc.” On the Closing Date, among other things, (a) each share of Nauticus Preferred Stock, par value $0.01 per share, that was issued and outstanding immediately prior to the Closing converted into shares of Nauticus Common stock, par value $0.01 per share, in accordance with the Certificate of Incorporation of Nauticus Robotics Holdings, Inc. (“Nauticus Preferred Stock Conversion”); (b) that certain (i) Unsecured Convertible Promissory Note, dated June 19, 2021, by and between Goradia Capital, LLC and Nauticus Robotics Holdings, Inc., as amended on December 16, 2021, (ii) Unsecured Convertible Promissory Note, August 3, 2021, by and between Material Impact Fund II, L.P. and Nauticus Robotics Holdings, Inc., as amended on December 16, 2021, (iii) Unsecured Convertible Promissory Note, dated October 22, 2021, by and between In-Q-Tel, Inc. and Nauticus Robotics Holdings, Inc., as amended on December 16, 2021, (iv) Unsecured Convertible Promissory Note, dated July 28, 2020, by and between Schlumberger Technology Corporation and Nauticus Robotics Holdings, Inc., as amended on December 16, 2021, and (v) Unsecured Convertible Promissory Note, dated December 7, 2020, by and between Transocean Inc. and Nauticus Robotics Holdings, Inc., as amended on December 16, 2021 (each, a “Nauticus Convertible Note” and collectively, the “Nauticus Convertible Notes”) was converted into shares of Nauticus Common Stock in accordance with the terms of each such Nauticus Convertible Note; and (c) each share of Nauticus Common Stock (including shares of Nauticus Common Stock outstanding as a result of the Nauticus Preferred Stock Conversion and Nauticus Convertible Notes Conversion, but excluding shares of the holders who perfect rights of appraisal under Delaware law) was converted into the right to receive (i) shares of the Issuer’s Common Stock and (ii) Earnout Shares.

Following the closing of the Merger, former holders of shares of Nauticus Common Stock (including shares received as a result of the Nauticus Preferred Stock conversion and the Nauticus Convertible Notes conversion, the “Stockholder Earnout Group”) shall be entitled to receive their pro rata share of up to 7,499,993 additional shares of Nauticus Common Stock (the “Earnout Shares”). The Earnout Shares will be released and delivered to the Stockholder Earnout Group upon occurrence of the following (each, a “Triggering Event”):

i.

one-half of the Escrow Shares will be released if, within a 5-year period following the signing date of the Merger Agreement, the volume-weighted average price of Nauticus Common Stock equals or exceeds $15.00 per share over any 20 trading days within a 30-day trading period;

ii.

one-quarter of the Escrow Shares will be released if, within a 5-year period following the signing date of the Merger Agreement, the volume-weighted average price of Nauticus Common Stock equals or exceeds $17.50 per share over any 20 trading days within a 30-day trading period; and

iii.

one-quarter of the Escrow Shares will be released if, within a 5-year period following the signing date of the Merger Agreement, the volume-weighted average price of Nauticus Common Stock equals or exceeds $20.00 per share over any 20 trading days within a 30-day trading period.

In connection with the execution of the Merger Agreement, CLAQ and Nauticus entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors purchasing up to an aggregate of $40.0 million in principal amount of secured debentures (the “Debentures”) and warrants. The number of shares of Common Stock into which the Debentures are convertible is equal to 120% of the outstanding principal amount of the Debentures divided by the conversion price of $15.00, and the number of shares of Common Stock into which the associated warrants are exercisable is equal to 120% of the outstanding principal amount of the Debentures divided by the conversion price, with an exercise price equal to $20, subject to adjustment (the “Debt Financing,” and together with the Equity Financing, the “PIPE Investment”). The exercise price of the associated warrant is subject to (i) customary anti-dilution adjustments; and (ii) in the case of a subsequent equity sale at a per share price below the exercise price, the exercise price of the associated warrant will be adjusted to such lower price, and the number of shares underlying the warrant will increase proportionately. In the event of a rights offering or dividend, the warrant holder will be treated as though the shares underlying the warrant he/she holds were outstanding. These warrants can be exercised on a cashless basis. There will be an original issue discount of 2% from the issued amount of the Debentures. Interest will accrue on all outstanding principal amount of the Debentures at 5% per annum, payable quarterly. The Debentures will be secured by first priority interests, and liens on, all present and after-acquired assets of Nauticus, and will mature on the fourth anniversary of the date of issuance. On the Closing Date, ATW Special Situations I LLC (“ATW”), MIF II, and the 2022 SLS Family Irrevocable Trust, subscribed for Debentures in the aggregate principal amount of $36,530,320 (out of the aggregate $40.0 million) which is convertible into 2,922,425 shares of Common Stock and associated warrants for an additional 2,922,425 shares of Common Stock.

The above summary is qualified by reference to the Issuer’s current Form 8-K report (as filed with the Commission on September 15, 2022 (File No. 333-262570) (the “Form 8-K”)) and the full text of the Merger Agreement, which is filed as Exhibit 2.1 and Amendment No. 2 thereto is filed as Exhibit 2.1.1 to the Form 8-K and is incorporated herein by reference.

As a result of the Business Combination, MIF II acquired 2,249,835 shares of Common Stock and the right to receive 499,437 Earn Out Shares.

In connection with the Securities Purchase Agreement, MIF II purchased warrants to purchase 408,160 shares of Common Stock and Debentures convertible into 408,160 shares of Common Stock.

Following the Closing of the transactions contemplated by the Business Combination, MIF II held an aggregate of (i) 2,249,835 shares of Common Stock, (ii) the right to receive 499,437 Earn Out Shares, (iii) warrants to purchase 408,160 shares of Common Stock and (iv) Debentures convertible into 408,160 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by MIF II have been purchased using investment funds provide to MIF II by its limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above. The aggregate number of shares of the Issuer owned by the Reporting Persons, and the percentage of the class of securities identified pursuant to Item 1 is calculated based on information provided by the Issuer to the Reporting Persons on September 14, 2022.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of MIF II, the general partner and limited partners of MIF II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by MIF II.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Closing, MIF II entered into a Securities Purchase Agreement to purchase warrants to purchase 408,160 shares of Common Stock and Debentures convertible into 408,160 shares of Common Stock, for a total purchase price of $5,000,000. The above summary is qualified by reference to the Form 8-K and the full text of the Securities Purchase Agreement, form of Debenture and form of Warrant, which are filed as Exhibit 3, Exhibit 4 and Exhibit 5, respectively to this Statement and is incorporated herein by reference.

In connection with the Closing, Dr. Sharkawy and MIF II each entered into lock-up agreements pursuant to which each have agreed, subject to certain customary exceptions, not to: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock received as merger consideration and held by it immediately after the Effective Time (the “Lock-Up Shares”), or enter into a transaction that would have the same effect; (ii) enter into transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or (iii) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” with respect to any security of CLAQ; during a “Lock-Up Period” under their respective agreements. The above summary is qualified by reference to the Form 8-K and the full text of the Lock-Up Agreement, which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated September 19, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Merger Agreement dated as of December 16, 2021, by and among CleanTech Acquisition Corp., CleanTech Merger Sub, Inc., Nauticus Robotics, Inc., and Nicolaus Radford, as amended on January 30, 2021 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K, as filed with the Commission on September 15, 2022 (File No. 333-262570) and incorporated herein by reference).

Exhibit 3:	Form of 5% Original Issue Discount Senior Secured Debenture to be issued pursuant to the Securities Purchase Agreement dated December 16, 2021 (filed as Exhibit 4.6 to the Issuer’s current report on Form 8-K, as filed with the Commission on September 15, 2022 (File No. 333-262570) and incorporated herein by reference).

Exhibit 4:	Form of Warrants to be issued pursuant to the Securities Purchase Agreement dated December 16, 2021 (filed as Exhibit 4.7 to the Issuer’s current report on Form 8-K, as filed with the Commission on September 15, 2022 (File No. 333-262570) and incorporated herein by reference).

Exhibit 5:	Securities Purchase Agreement by and among CleanTech Acquisition Corp., Nauticus Robotics, Inc. and certain investors named therein. (filed as Exhibit 10.14 to the Issuer’s current report on Form 8-K, as filed with the Commission on September 15, 2022 (File No. 333-262570) and incorporated herein by reference).

Exhibit 6:	Form of Nauticus Robotics, Inc. Stockholder Lock-up Agreement (filed as Exhibit 10.15 to the Issuer’s current report on Form 8-K, as filed with the Commission on September 15, 2022 (File No. 333-262570) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2022

MATERIAL IMPACT FUND II, L.P.

By: Material Impact Partners II, LLC
Its: General Partner

By:	/s/ Adam Sharkawy
Managing Member

MATERIAL IMPACT PARTNERS II, LLC

By:	/s/ Adam Sharkawy
Managing Member

/s/ Adam Sharkawy
Adam Sharkawy

/s/ Carmichael Roberts
Carmichael Roberts